CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

Direct Dial: +1 212 878-3180 E-mail: clifford.cone@cliffordchance.com

VIA EDGAR

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

December 29, 2023

Re:	iShares® Bitcoin Trust Amendment No. 5 to Registration Statement on Form S-1 File No. 333-272680

Dear Mr. Dobbie and Ms. Bednarowski:

On behalf of our client, the iShares Bitcoin Trust (the “Trust”), we transmit for filing under the Securities Act of 1933, as amended, the Trust’s Amendment No. 5 to Registration Statement on Form S-1 (the “Amended Registration Statement”) relating to the initial public offering of the the Trust’s shares representing fractional undivided beneficial interests in its net assets.

The Trust supplementally advises the Staff that the prospectus will be updated in a subsequent amendment to the Amended Registration Statement prior to effectiveness to reflect certain additional updates relating to the Sponsor’s Fee, substantially as set forth in Annex A hereto. Defined terms used in Annex A but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. All page references in Annex A are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 29, 2023

If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:

Marisa Rolland, BlackRock, Inc.

Adithya Attawar, BlackRock, Inc.

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP

Jesse Overall, Clifford Chance US LLP

Etherial Edetan, Clifford Chance US LLP

CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

Annex A

Sponsor’s Fee (on pages 8, 67, 80 and 100):

The Sponsor’s Fee is accrued daily at an annualized rate equal to 0.50% of the net asset value of the Trust and is payable at least quarterly in arrears in U.S. dollars or in-kind or any combination thereof.

Hypothetical Calculation of NAV (on page 68):

	Sponsor’s Fee of 0.50%
	Year 1	Year 2	Year 3
Hypothetical bitcoin price	$42,000	$42,000	$42,000
Sponsor’s Fee	0.50%	0.50%	0.50%
Shares of Trust, beginning	400,000	400,000	400,000
Bitcoins in Trust, beginning	238.095238	236.90476	235.72024
Beginning net asset value of the Trust	$10,000,000	$9,950,000	$9,900,250
Bitcoins to be sold to cover the Sponsor’s Fee*	1.190476	1.184524	1.178601
Bitcoins in Trust, ending	236.90476	235.72024	234.54164
Ending net asset value of the Trust	$9,950,000	$9,900,250	$9,850,749
Ending NAV	$24.88	$24.75	$24.63